SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 24th August, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            Twin Mining Corporation

                                         (Registrant)

Date August 24, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

   Print the name and title of the signing officer under his signature

Press Release

TWIN MINING AND STORNOWAY JOIN FORCES AT JACKSON INLET

Toronto, Ontario (August 24, 2004) Twin Mining Corporation (“Twin Mining”, "Twin") (TWG: TSX) is pleased to announce that Stornoway Diamond Corporation ("Stornoway")(SWY:TSX-V) has joined the Company in the exploration of its 980,000 acre south-claim block of its Jackson Inlet diamond project. Stornoway brings to Jackson Inlet a wealth of experience and expertise in the exploration and discovery of diamond deposits in the Canadian Arctic.

Stornoway participates by way of a private placement and the signing of a binding letter agreement, which grants Stornoway an exclusive "Option" to acquire in the Jackson Inlet 980,000 acre south-claim block a 51% interest.

Subject to closing of the private placement of $450,000 by Stornoway, Twin Mining, as operator, commits to completing and fully funding a minimum $900,000 exploration program on the Jackson Inlet south claim block.

To exercise the option to earn 51% interest in the Jackson Inlet Project Stornoway must:

1.

Deliver a notice to Twin, within 30 days of receipt of notice from Twin that it has completed the $900,000 exploration program and receipt from Twin of the Jackson Inlet Project Report, that Stornoway elects to start earning an interest in the Jackson Inlet Project and commits to incurring a minimum of $1,000,000 in exploration expenditures on the Jackson Inlet Project within 12 months of the date of Stornoway's notice;

2.

Incur aggregate exploration expenditures of $3,000,000 on the Jackson Inlet Project over the three years after the date of Stornoway's notice under part 1. above;

3.

Make cash payments (ranging from $30,000 to $50,000 per year) to Twin over three years after the date of Stornoway's notice under part 1. above.

During the period, after it delivers the notice under part 1. above, and until it exercises the Option or the Option expires unexercised, Stornoway shall be the operator of all exploration programs on the Jackson Inlet south claim block.

As soon as possible, following the closing of the private placement consisting of 2,250,000 units of Twin Mining Corporation (each unit comprises one common share at $0.20 and one common share purchase warrant at $0.24 exercisable for two years), Twin Mining and Stornoway agree to negotiate in good faith to settle the terms of and enter into a more formal agreement (the "Option and JV Agreement" reflecting the terms set out herein and other standard industry terms.

The Company is also evaluating the extensive aeromagnetic database collected on the 270,000-acre north-claim block where more than 50 anomalies have been discovered during a recently completed aeromagnetic survey (press release August 6, 2004). Final results will be announced as soon as they are available.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

            Chairman, President & CEO

                                                   Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                          E-mail: info@twinmining.com